

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

Via E-mail
José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

  Re: **Banco Santander, S.A.**
     Form 20-F for the Fiscal Year Ended December 31, 2013
     Filed April 29, 2014
     Form 6-K Furnished May 1, 2014
     File No. 001-12518

Dear Mr. Álvarez:

  We have reviewed your response letter dated October 28, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K Filed May 1, 2014
Loan Loss Provisions, page 10

1. Please refer to our prior comment 15. In your response, you state that the increase in impairment losses on your individually acquired retail installment contracts, receivables from dealers and unsecured consumer loans was driven mainly by portfolio growth resulting from the launch of the Chrysler business on May 1, 2013. Please address the following:

  • Clarify if the approximately $12 billion in retail installment contracts through March 31, 2014 relates to growth in the portfolio from inception of the business in May 2013, or whether it was the growth in this portfolio after SCUSA was reconsolidated in January 2014. If it relates to the growth in the portfolio since inception of the business, please clarify how much the portfolio grew from the date of reconsolidation in January 2014 to March 31, 2014.

- Clarify whether there is a difference in your allowance methodology for purchased loans as compared to originated loans and if so, describe these differences. For example, clarify how you consider the discount recorded on these loans upon purchase in the carrying value used to determine your measure of impairment and whether you record allowances on purchased loans that reflect impairment events that occurred subsequent to the purchase date. If not, explain why not and discuss how your methodology complies with paragraph 59 of IAS 39.

- We note on page 128 of Santander Holdings USA, Inc.'s Form 10-Q for the Quarterly Period Ended September 30, 2014 that the increase in the allowance for consumer loans primarily related to additional allowance recorded for the loan portfolio acquired during the change in control in the first quarter of 2014. We note a similar disclosure in the June 30, 2014 10-Q. Please tell us the events occurring subsequent to the purchase date that caused such a significant increase in the allowance during that period and tell us whether this also caused the increase in impairment losses recorded pursuant to IFRS in Banco Santander's Form 6-K. Please also reconcile this disclosure with the statement in your response that the increase in impairment losses relates mainly to portfolio growth resulting from the launch of the Chrysler business.

You may contact Rebekah Lindsay at (202) 551-3303 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant